

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2023

David Parkinson
President and Chief Executive Officer
ESSA Pharma Inc.
Suite 720, 999 West Broadway
Vancouver, British Columbia V5Z 1K5

> **Re: ESSA Pharma Inc.**
> **Registration Statement on Form S-3**
> **Filed September 19, 2023**
> **File No. 333-274584**

Dear David Parkinson:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed September 19, 2023

General

1. Please revise to identify the initial transaction(s) pursuant to which the securities the selling securityholders are offering were originally sold. Please also clarify that the initial offering was completed and the securities were issued and outstanding prior to filing this registration statement on Form S-3. Revise your prospectus cover page and elsewhere as appropriate to disclose the aggregate number of shares being registered for resale and file a revised legal opinion that covers the securities to be offered for resale by the selling securityholders. Refer to Securities Act Rule 430B(b)(2) and Questions 228.03 and 228.04 of our Securities Act Rules Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Hong, Esq.